

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2025

E. Will Gray, II
Chief Executive Officer
New Era Helium Inc.
4501 Santa Rosa Drive
Midland, TX 79707

> **Re: New Era Helium Inc.**
> **Registration Statement on Form S-1**
> **Filed July 21, 2025**
> **File No. 333-288790**

Dear E. Will Gray II:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. Please update your disclosure to discuss the material terms of the Third Amended and Restated Equity Purchase Facility Agreement, dated July 10, 2025 and filed as Exhibit 10.43, and the information in your Form 8-K filed July 29, 2025.

General

2. We note you disclose that you are registering 5,218,690 shares for sale pursuant to that certain Amended and Restated Registration Rights Agreement to the Business Combination Agreement dated as of December 6, 2024, by and between certain Selling Shareholders and Roth CH Acquisition V Co. We also note you disclose on page 75 that you are registering these shares pursuant to "registration rights agreements described below," but are unable to locate such description. Please revise

       your disclosure here and under the Selling Shareholders section to discuss the details of the transactions in which the Selling Shareholders received the shares covered by the resale registration statement and the related registration rights agreements.

3.   Please revise the introductory paragraph of your signature page to conform to the signature page language of Form S-1.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Alexandria Kane